FOIA Confidential Treatment Requested by AMR Corporation pursuant to Rule 83 (17 C.F.R. 200.83)

May 20, 2013

Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700 tel (214) 746-7777 fax	K&L Gates LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5500 tel (214) 939-5849 fax	Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600 tel (650) 463-2600 fax

Via EDGAR Transmission and Hand Delivery

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AMR Corporation

Registration Statement on Form S-4

Filed April 15, 2013

File No. 333-187933

Dear Ms. Block:

On behalf of our clients, AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways Group” and, together with AMR, the “parties”), please find responses to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) sent to AMR in a letter dated May 10, 2013 regarding AMR’s registration statement on Form S-4 (the “Registration Statement”) (File No. 333-187933).

AMR is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are five copies of Amendment No. 1 marked to show changes from the Registration Statement as originally filed.

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is AMR’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Due to the commercially sensitive nature of certain information contained herein, this response letter is accompanied by a request for confidential treatment for selected portions of this letter (the “CTR Letter”). Pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”), AMR has filed a separate letter with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request.

In accordance with Rule 83, AMR requests confidential treatment of: (a) the marked portions of our response to Comments 53 and 54 (the “Confidential Information”); and (b) the accompanying CTR Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, each page of this response letter has also been clearly marked with the legend “Confidential Treatment Requested by AMR Corporation” and each page is marked for the record with the identifying numbers and code “AMR-1” through “AMR-21.”

General

1.	We note that you have included a glossary of “defined terms” at the beginning of the prospectus. In addition to the glossary, please provide a brief definition the first time each of the terms identified in the glossary is used in the prospectus.

In response to the Staff’s comment, additional disclosure has been provided for acronyms and short definitions at the place of first use as discussed with the Staff by telephone on May 14, 2013.

2.	Please update the financial information contained in your filing (e.g., the “Selected consolidated financial data”, “Supplementary Financial Data” and “unaudited pro forma condensed combined financial information”) to reflect information from your most recently filed periodic reports.

In response to the Staff’s comment, the referenced financial data in the Registration Statement has been revised to reflect information from the parties’ most recently filed periodic reports.

3.	Provide a currently dated consent from the independent public accountant in the amendment.

In response to the Staff’s comment, currently dated consents from KPMG LLP and Ernst & Young LLP, the independent public accountants of US Airways Group and AMR, respectively, have been filed as exhibits to Amendment No. 1.

Confidential Treatment Requested by AMR Corporation

AMR - 2

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

Questions and Answers About the Merger and the US Airways Group 2013 Annual Meeting of Stockholders, page 1

4.	Please revise to include a question and answer that addresses the expected cost of the merger, the estimated amount of the obligations that AMR will be required to settle upon its emergence from Chapter 11 and the aggregate amount of capital expenditures for calendar years 2013-2017 that AMR and US Airways estimate will be required to achieve their goals of increasing AAG’s revenue and lowering costs. Refer to pages 12, 45 and 47 of the prospectus.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 4 of Amendment No. 1 has been revised to add a new question and answer.

5.	Please revise to add a question and answer to briefly describe and quantify the interests that directors and officers of US Airways Group have that differ from other shareholders.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 7 and 8 of Amendment No. 1 have been revised.

6.	Please revise to add a question and answer regarding the treatment of US Airways Group 7.25% Convertible Notes and its 7% Convertible Notes.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 5 of Amendment No. 1 has been revised.

Why are AMR and US Airways Group proposing the Merger, page 2

7.	Please balance your disclosure by clarifying that there is no guarantee that the combined airline will be a stronger airline than either American or US Airways individually. In addition, please include a discussion of the potential negative factors regarding the merger or include a cross-reference to pages 81 and 84 where such negative factors are addressed.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 2 of Amendment No. 1 has been revised.

What will holders of shares of US Airways Group common stock receive in the Merger, page 2

8.	We note you indicate that the aggregate number of shares of AAG common stock issuable to holders of US Airways Group equity instruments will represent 28% of the diluted equity ownership of AAG. Please explain and clarify here why it is being described as a percentage of the “diluted” equity throughout the document. Please revise to disclose (a) the approximate percentage ownership that US Airways Group stockholders will hold immediately after the merger and (b) the approximate percentage ownership that US Airways Group stockholders will hold taking into account the other stock that will be distributed pursuant to the Bankruptcy Plan, which may be distributed or converted after the effective date of the merger, as addressed in the two comments below. Similarly revise to clarify in the Summary.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 12 and 13 of Amendment No. 1 have been revised.

Confidential Treatment Requested by AMR Corporation

AMR - 3

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

9.	Please expand or add a new question and answer to briefly discuss the shares of AAG Convertible Preferred Stock that will be distributed in connection with the Bankruptcy Plan and the effect these shares may have on the holders of US Airways Group common stock who will receive AAG common stock. Please also discuss the potential volatility this may have on the AAG stock price and trading volume.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 3 and 4 of Amendment No. 1 have been revised.

10.	In this regard, please make clear what percentage of AAG common stock you believe the US Airways Group stockholders will ultimately have once all the conversions of preferred stock into AAG common stock own taken place after 120 days following the effective date. When providing the percentage that the US Airways stockholders will ultimately hold, please address any other potential AAG stock issuances. We note under the Risk Factor, “The Shares of AAG Convertible Preferred Stock,” at page 44 that the Plan also provides holders of existing AMR equity securities with a guaranteed initial distribution and the potential to receive additional distributions during the 120 day period during after the merger effective date.

The parties respectfully advise the Staff that the Staff’s comment no. 10 has been addressed in the responses to the Staff’s comment no. 8 and the Staff’s comment no. 9. As indicated in the revised disclosure, the ultimate percentage of AAG common stock issuable to the US Airways Group stockholders will not be affected by conversions of preferred stock.

Who will manage AAG after the Merger, page 3

11.	If the board of directors will not be chosen by the time of the vote on the merger, please revise to make that clear. In the alternative, please revise to identify the members of the board of directors and the officers of AAG prior to the vote on the merger, if known.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 4, 15, 114 and 147 of Amendment No. 1 have been revised.

To the extent additional members of the board of directors or executive officers of American Airlines Group Inc., the surviving parent entity (“AAG”), are identified prior to the date on which the proxy statement/prospectus is mailed to US Airways Group stockholders, the parties will revise the proxy statement/prospectus to identify such additional members of the board of directors or executive officers. In the event that such additional members of the board of directors or executive officers are identified after the date on which the proxy statement/prospectus is mailed to US Airways Group stockholders, but prior to the date on which the US Airways Group stockholders vote on the adoption of the Merger Agreement, appropriate supplemental disclosure will be made.

Confidential Treatment Requested by AMR Corporation

AMR - 4

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

Summary, page 9

The Combined Company after the Merger, page 11

American Airlines Group Inc., page 11

12.	We note your disclosure on page 11 that “AAG will also provide customers with more choices and increased service across a larger worldwide network, including an enhanced oneworld alliance, than either American or US Airways could offer independently.” Please revise to balance this statement by disclosing that US Airways, after the merger, will no longer be a member of Star Alliance.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 14 and 146 of Amendment No. 1 have been revised.

The Combined Company after the Merger, page 11

American Airlines Group Inc., page 11

13.	We note your statement that the AAdvantage program will become the industry’s leading frequent flyer loyalty program. Please explain in what way(s) you believe it will be the industry leader.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 14 and 146, of Amendment No. 1 have been revised.

Expansive Global Network, page 12

14.	Please disclose what is meant by the statement that AAG is expected to create a third large U.S. global airline system.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 14 and 146 of Amendment No. 1 have been revised.

15.	Please revise to briefly describe the ways in which you believe the flight networks of AMR and US Airways Group are “complementary.”

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 14 and 146 of Amendment No. 1 have been revised.

Expected Synergies, page 12

16.	Please balance your disclosure in this section by disclosing that in addition to the costs associated with the merger, AMR, at emergence from Chapter 11 will be required to settle certain obligations which it estimates will be at least $1.3 billion.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 15 and 147 of Amendment No. 1 have been revised.

Risk Factors, page 37

17.	We note in the opening paragraph of the risk factors section that an investor can find the risk factor information relating to AMR in AMR’s Form 10-K and Form 10-Qs. Because AMR is not

Confidential Treatment Requested by AMR Corporation

AMR - 5

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

eligible to incorporate by reference into this Form S-4, material risks relating to AMR should be included in the Form S-4 and the reference to the risks found in the AMR 10-K and 10-Qs should be deleted.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 41 of Amendment No. 1 has been revised to eliminate the reference to material risks relating to the business of AMR being found in the AMR 10-K and 10-Qs filed with the SEC. After review of the Risk Factors section of Amendment No. 1, AMR has concluded that all material risks related to the business of AMR are already addressed in the existing risk factors as set forth in that section.

Risk Factors Relating to the Merger, page 37

The merger is subject to a number of conditions to the obligations, page 37

18.	Please revise throughout the document to update the status of the Merger Support Order to be entered by the Bankruptcy Court.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 13, 37, 41, 113 and 122 of Amendment No. 1 have been revised.

Liquidity Risks, page 45

The percentage ownership interests, page 45

19.	Please revise to clarify in the subheading the risk that US Airways Group stockholders will have less influence on management and policies of AAG than they now have on the management and policies of US Airways Group, due to their holding 28% of the diluted equity ownership of AAG.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 49 of Amendment No. 1 has been revised.

Each of AMR’s and US Airways Group’s indebtedness and other obligations are, page 45

20.	Please revise to quantify here, or in a separate risk factor, AAG’s expected amount of indebtedness following the Closing and any anticipated debt agreements of AAG or advise.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 49 and 50 of Amendment No. 1 have been revised.

The airline industry is fiercely competitive, and AAG will be subject to, page 49

21.	We note your disclosure regarding AMR’s JBAs and related marketing agreements with several airlines. Please revise to briefly describe these agreements in an appropriate place in your registration statement.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 199 of Amendment No. 1 has been revised.

Confidential Treatment Requested by AMR Corporation

AMR - 6

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

AAG’s ability to operate and grow its route network in the future, page 54

22.	Please revise to clarify whether the merger could result in the reduction of slots.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 of Amendment No. 1 has been revised.

AAG will be increasingly dependent on technology, page 56

23.	Please consider disclosing the computer failure that occurred on April 16, 2013 that resulted in AMR grounding all of its flights nationwide for several hours as an example of the risk associated with the dependence on technology.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 60 of Amendment No. 1 has been revised.

The US Airways Group Annual Meeting, page 61

Solicitation of Proxies, page 66

24.	We note that proxies may be solicited by telephone, by mail, by facsimile or in person. Please confirm that you will file all written soliciting material, including any scripts to be used in soliciting proxies by in person interview or telephone.

US Airways Group confirms that it will cause any written soliciting material, including any scripts to be used in soliciting proxies by in person interview or telephone, to be filed on EDGAR.

Proposal 1: The Merger, page 68

The Merger, page 69

Background of the Merger, page 69

25.	Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

The discussion materials prepared by Rothschild, Inc. (“Rothschild”) for presentation to the board of directors of AMR at its February 13, 2013 meeting are being provided to the Staff under separate cover, along with a copy of Rothschild’s engagement letter.

The discussion materials prepared by Barclays Capital Inc. (“Barclays”) for presentation to the board of directors of US Airways Group at its February 13, 2013 meeting are being provided to the Staff under separate cover, along with a copy of Barclays’ engagement letter.

Confidential Treatment Requested by AMR Corporation

AMR - 7

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

All of the foregoing materials are being provided on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933. In accordance with Rule 418, on behalf of Rothschild and Barclays, the parties respectfully request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not to be filed with or deemed to be part of the Form S-4 or the prospectus which is a part thereof, including any amendments thereto. By separate letters, confidential treatment of such materials is being requested pursuant to the provisions of 17 C.F.R. § 200.83.

26.	Please revise to disclose, as discussed in newspaper articles, if true, that US Airways purchased AMR’s publicly traded debt in order to have standing to participate in AMRs Chapter 11 case.

In response to the Staff’s comment, the disclosures in the Registration Statement on page 76 of Amendment No. 1 have been revised.

27.	We note your disclosure that the boards and senior management of both companies had regularly reviewed and evaluated potential strategic alternatives and business combination transactions. To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued. We also note your disclosure on page 71 that, on July 10, 2012, AMR announced that it would begin a review of strategic alternatives and, at page 72, that it approached other airlines about strategic combinations. Please revise to disclose whether any alternatives to the merger were considered, and, to the extent that such alternatives were considered, please revise to discuss such alternatives. Similarly, we note the disclosure on page 80 that US Airway’s Group’s Board of Directors assessed alternatives to the merger. Please revise to discuss such alternatives and ultimately why they were not pursued.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 73, 76 and 85 of Amendment No. 1 have been revised to include additional disclosure regarding each of US Airways Group’s and AMR’s prior consideration of strategic alternatives, including potential business combinations.

28.	We note the disclosure that US Airways sent AMR a non-binding indication of interest on April 20, 2012 (April 20 Indication of Interest), which contemplated AMR’s unsecured creditors receiving 49.9% of the common stock of the combined company and $1.5 billion of new senior unsecured debt obligations of the combined company and that US Airways Group equity holders would retain 50.1% of the common stock of the combined company and that was not pursued by AMR. Please further explain how the ultimate equity split was determined and which party initially suggested the move more towards a 70/30 equity split that was found in the November Proposal, versus the April 20 Indication of Interest equity split.

The parties believe the extensive disclosures in the Registration Statement on pages 79 through 83 of Amendment No. 1 describe the negotiation and determination of the ultimate equity split.

In response to the Staff’s second comment, the disclosure in the Registration Statement on page 75 of Amendment No. 1 has been revised to clarify that US Airways Group initially proposed a 70/30 equity split.

Confidential Treatment Requested by AMR Corporation

AMR - 8

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

29.	We note your disclosure on page 75 that US Airways and American entered into a memorandum of understanding with TWU and a letter agreement with APFA. In addition, we note that US Airways entered into an agreement with AFA that includes support for the merger. If there are other agreements that are anticipated with unions, or union agreements that the merger may be contingent on, please include a list of the labor unions that US Airways Group and AMR’s employees belong to and clarify the status of any negotiations with the unions.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 80 of Amendment No. 1 has been revised. For your reference, the merger is not contingent upon reaching any agreements with any unions of American Airlines, Inc. or US Airways, Inc.

30.	We note your disclosure on page 78 that “AMR’s stakeholders would be entitled to 72% of the Expected Synergies.” Please revise to clarify that they would be entitled to 72% of the equity of AAG or advise.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 83 of Amendment No. 1 has been revised.

AMR’s Board of Directors’ Reasons for the Merger, page 83

31.	Please revise to clarify what you mean by “a more equal market share” on page 84 by providing quantitative information.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 89 of Amendment No. 1 has been revised.

Opinion of US Airways Group’s Financial Advisor, page 85

32.	For each analysis, please explain what each of the included calculations in the analysis means, what they are intended to show, and how they aid in reaching the conclusions regarding the derived range of relative stock ownership for US Airways stockholders in AAG. Also, to the extent practicable, explain the steps taken with the calculations in each analysis to reach the conclusion of the derived range of relative stock ownership for US Airways stockholders in AAG.

In response to the Staff’s comment, US Airways Group has been advised by Barclays as follows:

In general, for each of the selected comparable company, trading value and discounted cash flow (“DCF”) analyses, Barclays calculated a range of implied equity values for each of US Airways Group and AMR on a standalone basis. Barclays then compared the range of implied equity values of US Airways Group to the range of implied equity values of AMR based on the same methodology by dividing the standalone equity value of US Airways Group by the sum of the standalone equity values of each of US Airways Group and AMR (in each case, high and low) to derive the range of implied ownership for US Airways Group stockholders in AAG.

For the selected comparable companies analysis, Barclays selected a range of adjusted enterprise value (enterprise value adjusted to include annual mainline aircraft rent expense capitalized at 7x, the industry convention) to EBITDAR (earnings before interest, taxes, depreciation, amortization, and mainline

Confidential Treatment Requested by AMR Corporation

AMR - 9

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

aircraft rent expense) multiples for each of US Airways Group and AMR and, in each case, applied such range of EBITDAR multiples to projected EBITDAR in order to derive a range of implied equity values for each company. Barclays used adjusted enterprise value and EBITDAR, the prevailing metrics used by analysts and investors in the airline industry, as the basis for its comparison because the multiple of adjusted enterprise value to EBITDAR is intended to neutralize the impact on a company’s profitability and capital structure of such company’s financing decision with respect to aircraft, which are typically financed with either interest-bearing debt or operating leases that incur aircraft rent expense. The mix of debt and operating leases in an airline’s capital structure may vary widely from airline to airline and impede an accurate comparison of the selected carriers’ implied equity values.

For the trading value analysis, Barclays compared the market value of US Airways Group common stock to a range of implied equity value for AMR calculated based on the calendar year 2013 comparable company analysis (see the response to comment no. 36 below for more detail) in order to derive a range of implied ownership of US Airways Group stockholders in AAG. To determine the market value of US Airways Group common stock, Barclays calculated the average closing share price of US Airways Group for the 20-day trading period ended February 11, 2013 and multiplied such average by the US Airways Group fully-diluted share count. The use of an average over 20 trading days as opposed to a spot price was intended to minimize the effect of volatility in the stock price of US Airways Group during the month prior to the announcement of the Merger. Barclays used the trading value methodology in order to factor into its overall fairness analysis the observable market value of the US Airways Group common stock.

For the DCF analysis, Barclays estimated the enterprise value of each of US Airways Group and AMR by calculating the sum of, among other things, the discounted value of each year’s future free cash flows of each company over a projection period and the discounted value of the “terminal value” of each company after the projection period. The discounted value was determined by applying a range of selected discount rates. Barclays conducted a DCF analysis because it is a commonly used valuation methodology that takes into account the future expected free cash flows of a company.

In addition, Barclays conducted a contribution analysis that considered the respective contributions of US Airways Group EBITDAR and AMR EBITDAR to total EBITDAR of the combined entity, taking into account each of the companies’ respective capital structures (i.e., adjustments made for net debt and capitalized rent). Barclays conducted a contribution analysis because it is a commonly used tool in stock-for-stock transactions to analyze the relative financial contribution of each party to the pro forma merged entity.

Finally, Barclays summarized a set of pro forma merger analyses by re-calculating the relative ownership of US Airways Group in the combined entity using the comparable companies and DCF analyses, and adding into the total value of the combined entity the potential value of the expected synergies from the business combination (calculated using the corresponding methodology) in each of the analyses. Barclays conducted pro forma merger analyses in order to factor into its overall fairness analysis the synergies expected to result from the Merger.

Selected Comparable Company Analysis, page 88

33.	Please revise to disclose the criteria used to select the comparable companies and, with a view towards revised disclosure, please tell us why the comparable companies were limited to the legacy airlines when such decision allowed for only two comparable companies for US Airways Group and three comparable companies for AMR.

Confidential Treatment Requested by AMR Corporation

AMR - 10

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

In response to the Staff’s comment, the disclosure in the Registration Statement on page 93 and 94 of Amendment No. 1 has been revised.

34.	Please explain to us why no companies were used as a comparable to AMR that had recently emerged from bankruptcy.

In response to the Staff’s comment, US Airways Group has been advised by Barclays as follows:

For its comparable companies analysis, Barclays selected companies with similar business and operating profiles. These selection criteria are particularly critical for the airline industry because of the many unique characteristics of airline carriers – in particular, U.S.-based legacy carriers – including with respect to capital intensity, competition, degree of sensitivity to fuel and labor costs, as well as general market sensitivities, government regulation and the seasonality of the business cycle. Barclays did not believe that any companies met the primary selection criteria and also have recently emerged from bankruptcy; therefore, Barclays did not include in its analysis any companies that have recently emerged from bankruptcy.

35.	Please revise to disclose the ratio of adjusted enterprise value to estimated EBITDAR for calendar years 2013 and 2014 for each of the selected companies.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 93 of Amendment No. 1 has been revised.

Trading Value Analysis, page 89

36.	We note on page 10 the disclosure under “Merger Consideration and Plan Shares,” that indicates that the value of common stock of AAG that US Airways Group common stockholders will receive in the Merger is not fixed and will depend on the value of AAG Common Stock. Please further explain how the trading value analysis can be derived from the selected comparable company analysis of AMR for calendar year 2013. We also note your discussion here that AMR equity does not have an observable market value because it is in bankruptcy.

In response to the Staff’s comment, US Airways Group has been advised by Barclays as follows:

The disclosure under the heading “Merger Consideration and Plan Shares” describes the fact that the trading value of the pro forma company in a stock-for-stock merger is not fixed, but rather fluctuates based on investor perspectives on the overall stock market as well as the performance and prospects of the combined entity. This disclosure is unrelated to the description of Barclays’ trading value analysis in the section entitled “The Merger—Opinion of US Airways Group’s Financial Adviser”. In a trading value analysis, typically the equity values of the two constituent companies are calculated by taking an average of their historical trading values over a measuring period and then compared to derive each company’s relative ownership in the combined entity. Since US Airways Group has an observable trading value, Barclays calculated the equity value of US Airways Group using the average closing stock price of US Airways Group over a 20-day trading period multiplied by its fully-diluted shares outstanding. Since AMR is in bankruptcy, it does not currently have an observable trading value that represents the equity value of AMR after giving effect to capital structure and profitability changes that are expected to be accomplished through the bankruptcy process, Barclays used the implied equity value of AMR derived from the comparable company analysis for

Confidential Treatment Requested by AMR Corporation

AMR - 11

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

calendar year 2013 as an approximation of the trading value of AMR. Barclays believed that the one-year forward EBITDAR multiple analysis served as the best approximation for the trading value of AMR because: (i) it is one of the most commonly used industry valuation methodologies, including by equity research analysts, who use it to derive airline valuation or price targets; and (ii) expectations for EBITDAR beyond one year forward are highly sensitive to inputs and therefore less reliable in approximating current value.

General, page 91

37.	We note that the description in the registration statement regarding the material relationships between US Airways Group and Barclays does not provide a quantitative description of the fees paid or to be paid to Barclays and its affiliates by US Airways and its affiliates. Please revise the registration statement to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 96 of Amendment No. 1 has been revised.

38.	We note that additional compensation of up to $10,000,000, of which $3,000,000 is payable at the sole discretion of US Airways Group, will be payable at the completion of the disclosed transaction. Please revise to disclose what factors US Airways Group will use to determine whether it will pay the discretionary amount or advise.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 96 of Amendment No. 1 has been revised.

General Information regarding Forecasts and Expected Synergies, page 91

39.	Please refer to the second complete paragraph on page 92. Please revise the first sentence to clarify that investors should not place undue certainty on the forecasts, rather than not being able to rely on them at all. Please revise this section accordingly.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 97 - 102 of Amendment No. 1 have been revised.

Certain AMR Forecasted Financial Information, Page 94

40.	We note that the 2013 forecasted EBITDAR amount you present is adjusted for estimated costs incurred by the Company in connection with the Chapter 11 case and special items. Accordingly, this measure is not properly titled as EBITDAR as it is adjusted for items other than interest, taxes, depreciation and amortization, and mainline aircraft rent expense. Please revise to retitle this measure.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 99 of Amendment No. 1 has been revised.

Confidential Treatment Requested by AMR Corporation

AMR - 12

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

Regulatory Approvals, page 97

41.	We note the third and fourth paragraphs in this section. Please revise to clarify briefly which other regulatory filings are required and disclose the status of those submissions or advise.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 102 - 103 of Amendment No. 1 have been revised.

Material U.S. Federal Income Tax Consequences, page 98

42.	Please revise to indicate, if true, that the disclosure in this section is the opinion of counsel. We may have further comment when the tax opinions are filed.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 104 - 105 of Amendment No. 1 have been revised.

43.	In this regard, please revise to delete your characterization of the tax consequences to U.S. holders as a “summary,” if you intend to use a “short form” tax opinion.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 103 of Amendment No. 1 has been revised.

44.	We note your statement that the “remainder of this discussion assumes that the merger will qualify as a reorganization.” Please revise to remove this assumption as the opinion should not assume the tax consequences in issue.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 105 of Amendment No. 1 has been revised.

Litigation Related to the Merger, page 106

45.	Please provide us with a copy of the complaint for the shareholder litigation action discussed in this section.

A copy of the complaint for the shareholder litigation action captioned Plumbers & Steamfitters Local Union No. 248 Pension Fund v. US Airways Group, Inc., et al. will be included in the courtesy packages to be hand delivered to Susan Block and Sonia Bednarowski. On May 15, 2013, counsel for the named plaintiff filed a motion advising the court that the named plaintiff had sold its shares of US Airways Group common stock and thus was no longer eligible to be a plaintiff in the lawsuit, and seeking court approval to substitute another alleged stockholder as the named plaintiff in the case, which motion is pending with the court. As of May 17, 2013, no such substitution had occurred.

The Merger Agreement, page 107

Representations and Warranties, page 112

46.	We note your disclaimers in this section. Please delete the end of the first paragraph that says, “which subsequent information may or may not be fully reflected in the companies’ public disclosures.” Please update as necessary.

Confidential Treatment Requested by AMR Corporation

AMR - 13

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

In response to the Staff’s comment, the disclosure in the Registration Statement on page 108 of Amendment No. 1 has been revised.

Bankruptcy Matters, page 116

47.	We note your disclosure that “[b]ased on the Bankruptcy Court hearing on March 27, 2013 . . . AMR and US Airways Group anticipate that the Bankruptcy Court will enter an order that fails to meet all of the requirements of the Merger Agreement.” Please revise to disclose the requirements of the Merger Agreement that such order may not satisfy or advise.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 122 of Amendment No. 1 has been revised.

US Airways Group Tax Plan, page 136

48.	We note your disclosure that the summary provides only a general description of the Tax Plan. The description of the plan should cover all material provisions of the plan. Please revise accordingly. In addition, we note similar disclosure regarding the Plan of Reorganization on page 141. Please disclose, if true, that the summary describes all material provisions of the plan.

In response to the Staff’s comment, the disclosures in the Registration Statement, beginning on page 142 under the caption “US Airways Group Tax Plan” and on page 149 under the caption “Plan of Reorganization” in Amendment No. 1 have been revised.

Employee Matters, page 122

49.	Please revise to provide a brief explanation of “ordinary course changes” and “employee protection arrangements.”

In response to the Staff’s comment, the disclosure in the Registration Statement on page 128 of Amendment No. 1 has been revised.

Unaudited Pro Forma Condensed Combined Financial Statements, page 146

Note 3. “Fresh Start” Accounting, page 153

50.	Please revise to disclose the reorganization value being used and how it was determined.

In response to the Staff’s comment, AMR notes that it estimated the reorganization value of the successor company to be $9.0 billion. AMR believes the trading market price of US Airways Group common stock is the best indicator of value of the new common stock based on the following factors:

•

The market price of a publicly traded security in a liquid, established and regulated market is generally accepted by financial advisors and other relevant professionals as a reasonable indicator of the current value for such security;

•	US Airways Group common stock currently is listed and traded on the New York Stock Exchange and is a highly liquid security;

Confidential Treatment Requested by AMR Corporation

AMR - 14

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

•

Pursuant to and upon consummation of the merger, holders of US Airways Group common stock will receive one share of the new common stock in exchange for each share of existing US Airways Group common stock held; and

•	The terms of the merger have been publicly announced.

Additionally, the disclosure in Registration Statement on page 168 of Amendment No. 1 has been revised.

Footnote (d), page 156

51.	Please tell us which intangible assets were impacted as result of this fair value adjustment. For each intangible asset impacted please tell us how the fair value was determined, the fair value adjustment and whether the intangible is or is not amortized and if amortized the amortization period.

In response to the Staff’s comment, AMR notes that it determines fair values for its intangible assets as follows:

Intangible Asset	Fair Value	Book Value	Change	Valuation Method	Useful Life
Routes & Slots	$3,152	$869	$2,283	Income Approach, Market Approach	Indefinite
oneworld Alliance and Partnerships	$870	—	$870	Income Approach	Indefinite
Trade Name	$1,070	—	$1,070	Income Approach	Indefinite
Customer Relationships	$350	—	$350	Income Approach	9 to 28 yrs
Marketing Partners	$1,110	—	$1,110	Income Approach	26 yrs

Total	$6,552	$869	$5,683

AMR estimated the fair value of each of these assets under the provisions of ASC 820, Fair Value Measurement, utilizing various income approach methods, including relief-from-royalty, royalty savings, and excess earnings. Each method requires the use of a discount rate to determine the fair value of the economic benefits expected to be derived by the respective assets. Additionally, the methods use estimates based upon projected cash flows from operations, royalty charges, customer attrition factors, performance history, and contractual relationships. In order to determine the estimated useful lives of the respective assets, AMR looked to those periods where the asset is expected to derive cash flows, some of which AMR has concluded to be an indefinite period of time.

Footnote (r), page 157

52.	Please tell us and revise to disclose how you arrived at the adjustment to depreciation and amortization.

Confidential Treatment Requested by AMR Corporation

AMR - 15

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

In response to the Staff’s comment, AMR notes that it estimated the adjustment to depreciation and amortization expense based on the estimates of fair value and useful lives of the related inventory, flight-related equipment, ground-related assets, and finite-lived intangible assets (as discussed in the response to comment no. 51). In estimating the pro forma adjustment to depreciation, AMR estimated the useful lives of acquired operating property and equipment and finite-lived intangible assets in a manner consistent with the useful life policies applied in the AMR historical financial statements for the respective items.

Additionally, the disclosure in the Registration Statement on page 169 Amendment No. 1 has been revised.

Footnote (n), page 157

53.	It appears that three separate components comprise the adjustment to revenues, (1) revaluation of the frequent flier liability, (2) change in accounting policy from the incremental cost method to the deferred revenue method and (3) the application of the new multiple element arrangement guidance. Please revise to quantify each component separately. Additionally, please provide us the calculation of the adjustment for each component.

In response to the Staff’s comment, AMR notes the following:

•

The adjustment to revenues is representative of two components: a) the revaluation of the frequent flyer liability and related change in accounting policy from the incremental cost method to the deferred revenue method and b) the application of multiple element arrangement guidance.

•

AMR’s revaluation of its frequent flyer liability and related adoption of the deferred revenue method of accounting for its frequent flyer program will result in the deferral of revenue for miles earned by customers on current travel and the recognition of revenue for miles redeemed by customers for travel at a rate representing the estimated fair value of a mile. Historically, deferral of revenue for a portion of miles earned by customers on current travel and recognition of revenue for a portion of miles redeemed for current travel were calculated at the rate representing AMR’s incremental cost of travel. Additionally, under the deferred revenue method, AMR will recognize revenue for the sale of mileage credits to companies participating in the frequent flyer program when such miles are redeemed for current travel, whereas historically AMR recognized revenue related to such miles sold over the expected period over which the mileage credits were used. Finally, upon emergence from Chapter 11 and the application of “fresh start” accounting, no revenue will be recorded for breakage of miles outstanding as of the date of emergence. The net effects of the application of the deferred revenue method reduced pro forma Passenger Revenue by $43 million and $5 million for the year ended December 31, 2012 and three months ended March 31, 2013, respectively, relative to actual reported revenue. Additionally, and as discussed in AMR’s response to comment no. 54, AMR’s adoption of ASC 605-25 results in an increase in Other Revenue of $141 million and $35 million for the year ended December 31, 2012 and three months ended March 31, 2013, respectively. Adoption has a corresponding impact on recognized Passenger Revenue relative to AMR’s current residual method, resulting in a decrease in Passenger Revenue of $33 million and $3 million for the year ended December 31, 2012 and three months ended March 31, 2013, respectively. The pro forma net impact of adoption of the deferred revenue method and multiple element guidance is a decrease of $76 million and $8 million for the year ended December 31, 2012 and three months ended March 31, 2013, respectively. Assumptions and supporting calculations for the year ending December 31, 2012 include:

Confidential Treatment Requested by AMR Corporation

AMR - 16

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

$ in millions
2012 Flight Miles earned by Customers (billions)	[***]
2012 Flight Miles redeemed	[***]
Net increase in deferred miles	13
Fair value rate per mile[1]	[***]
Pro Forma Passenger Revenue deferred	[***]
Actual Passenger Revenue deferred	[***]
Impact of deferred method on Passenger Revenue v. Actual	($43)
Impact of multiple element guidance on Passenger Revenue v. Actual	(33)
Pro Forma decrease in Passenger Revenue recognized v. Actual	($76)

1/ Fair value rate assumes Equivalent Ticket Value, which approximates third-party contractual rates

Additionally, the disclosure in the Registration Statement on page 169 of Amendment No. 1 has been revised.

54.	We note that you will apply the provision of ASC 605-25, “Multiple Element Arrangements,” to recognize the revenue components related to frequent flyer miles sold to your affinity partners. We also note that compared to your historical accounting policies, the new accounting policy increases the value primarily of the marketing related deliverables. Please tell us in detail how the application of the new multiple element arrangement accounting policy caused an increase in value assigned to the marketing related deliverables.

In response to the Staff’s comment, AMR notes that it has currently identified two elements in transactions with affinity partners: (a) a future travel component to be recognized when travel occurs and (b) a marketing component to be recognized over the contractual term of the agreements as miles are sold to affinity partners. Historically, AMR has utilized the residual method to account for the value of the marketing element whereby AMR deferred the estimated fair value of the travel component and recognized the residual amount related to the marketing component upon the sale of miles into Other Revenue. The application of ASC 605-25 after AMR’s emergence from Chapter 11 requires AMR to estimate the selling price of each element and allocate total consideration to each element based upon their relative selling prices. Therefore, the application of the new multiple element guidance does not increase the value of the marketing-related deliverables themselves, but rather effects how the total consideration is allocated to each element. The following summary highlights this point:

Confidential Treatment Requested by AMR Corporation

AMR - 17

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

	Residual	RSP Allocation
	$ in millions
Total dollar value of miles sold to affinity partners	[***]	[***]
Total miles purchased (billions)	[***]	[***]
Current Policy (residual)
Fair value of travel component as a percentage of total dollar value of miles sold to affinity partners	56%
2012 Actual deferred Passenger Revenue from affinity partner sales	[***]
2012 Actual recognized Other Revenue from affinity partner sales	[***]
Pro Forma Policy (relative selling price)
Fair value of travel component as a percentage of total dollar value of miles sold to affinity partners		46%
Fair value of marketing component as a percentage of total dollar value of miles sold to affinity partners		54%
2012 Pro Forma deferred Passenger Revenue from affinity partner sales		[***]
2012 Pro Forma recognized Other Revenue from affinity partner sales		[***]
Pro Forma recognized Other Revenue Higher/(Lower)		$141

Additionally, the disclosure in the Registration Statement on page 169 of Amendment No. 1 has been revised.

55.	Please provide us with an example of how revenue was allocated between the marketing element(s) and mileage credits/air transportation element(s) both before and after the adoption of ASC 605-25, “Multiple Element Arrangements,” as it may facilitate a better understanding of the changes in your accounting treatment.

In response to the Staff’s comment, AMR respectfully advises the Staff that the Staff’s comment no. 55 has been addressed in the responses to the Staff’s comment no. 54.

Description of Capital Stock of AAG, page 159

56.	We note your disclosure that the “following information is a summary of the AAG capital stock” and is “qualified by reference to the provisions of applicable law.” Please revise to provide a description of such applicable law or file the applicable provisions as an exhibit to the registration statement.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 170 of Amendment No. 1 has been revised.

Confidential Treatment Requested by AMR Corporation

AMR - 18

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

Description of AMR’s Business, page 184

General Description, page 184

AMR Corporation, page 184

57.	We note your disclosure on page 185 that “[o]n a separate company basis, AMR Eagle reported $1.2 billion in revenue in 2012.” Please revise to disclose AMR Eagle’s net income (loss) in the last paragraph of this section on page 185.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 198 of Amendment No. 1 has been revised.

AMR’s Compensation Discussion and Analysis, page 224

Executive Summary, page 224

Short-Term Incentive Compensation –The AMR Annual Incentive Plan, page 226

58.	Please revise to disclose the pre-determined customer service targets that must be achieved in order for your executive officers to earn the short-term incentive compensation under the AMR 2012 AIP plan.

In response to the Staff’s comment, AMR notes that the customer service targets are not disclosed in the Registration Statement as none of the targets are material to an understanding of the compensation paid or payable to the AMR named executive officers, each of whom was eligible to earn a maximum of $900 with respect to actual achievement of the customer service component of the AMR 2012 AIP. Achievement or lack of achievement of the customer service component would, and will, not have a material impact on the amount paid to the AMR named executive officers. The customer service target under the AMR 2012 AIP was set in a manner as to require significant effort to achieve the target and AMR did not believe, at the time the customer service targets were established, that any target could be attained with average or below average performance.

Additionally, the disclosure in the Registration Statement on page 245 of Amendment No. 1 has been revised.

Proposal 6: US Airways Group Say-On-Pay Advisory Vote, page 280

US Airways Group Executive Compensation, page 298

Summary Compensation Table, page 298

59.	Please revise footnote (a) to US Airways Group’s summary compensation table on page 298 to disclose all assumptions made in the valuation by reference to a discussion of those assumptions in US Airways Group’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 315 of Amendment No. 1 has been revised.

Exhibits, page II-10

60.	Please file the form of the AAG 2013 IAP as an exhibit prior to effectiveness or advise.

Confidential Treatment Requested by AMR Corporation

AMR - 19

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

In response to the Staff’s comment, the form of the AAG 2013 IAP will be filed as an exhibit to the Registration Statement prior to the effective date thereof.

61.	Please file the form of Proxy Card of US Airways Group, Inc. with your next amendment.

In response to the Staff’s comment, the form of Proxy Card of US Airways Group has been filed as an exhibit to Amendment No. 1.

Confidential Treatment Requested by AMR Corporation

AMR - 20

Ms. Susan Block

U. S. Securities and Exchange Commission

May 20, 2013

Courtesy packets containing a copy of this letter and marked copies of Amendment No. 1 to the Registration Statement showing changes to the Registration Statement filed on April 15, 2013 will be physically delivered to each member of the Staff referenced in your letter dated May 10, 2013.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Mary (214-939-4906) or Tony (650-463-2643) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, mary.korby@klgates.com or tony.richmond@lw.com).

Sincerely,

/s/ Thomas A. Roberts
Thomas A. Roberts

/s/ Mary R. Korby
Mary R. Korby

/s/ Anthony J. Richmond
Anthony J. Richmond

Cc:	Sonia Bednarowski
U.S. Securities and Exchange Commission

Aamira Chaudhry
U.S. Securities and Exchange Commission

Lyn Shenk
U.S. Securities and Exchange Commission

Gary F. Kennedy
Senior Vice President, General Counsel
and Chief Compliance Officer
AMR Corporation

Stephen L. Johnson
Executive Vice President – Corporate and
Government Affairs
US Airways Group, Inc.

Confidential Treatment Requested by AMR Corporation

AMR - 21